Exhibit 99.8

Consent of Independent Chartered Accountants

We consent to the use of our report dated February 28, 2011 relating to the consolidated financial statements of IMRIS Inc. (“IMRIS Inc.”) appearing in this Annual Report on Form 40-F of IMRIS Inc. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
Independent Chartered Accountants
Winnipeg, Canada
February 28, 2011